

April 28, 2015

Via E-mail
Tatsumi Shioya
Chief Executive Officer
TOA Optical Tech, Inc.
1-1-36, Nishiawaji,
Higashiyodogawa-ku Osaka 533-0031
Japan

> **Re:** **TOA Optical Tech, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 7, 2015**
> **File No. 333-200322**

Dear Mr. Shioya:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 24, 2015 letter.

Amendment No. 3 to Registration Statement on Form S-1 Filed April 7, 2015

Prospectus Cover Page, page 3

1.   In the second paragraph, please disclose that prior to such time your shares are quoted on the OTCQB of the OTC marketplace, selling shareholders will sell their shares at a fixed price of $0.25 a share. Refer to Item 501(b)(3) of Regulation S-K for guidance. We note your related disclosure in the Prospectus Summary.

Description of Business, page 16

Process of Ordering, Delivery and Payment, page 17

Target of Revenues and Profit, page 17

2.   The information provided in this table appears to be projections. Please revise to provide the information required by, and make the disclosure consistent with, Item 10(b) of Regulation S-K for projections. If you do not believe that these are projections, please explain to us why and tell us how you arrived at the numbers provided in this table.

Use of Proceeds, page 18

3.   Given that your offering will terminate no later than 15 months from the effective date of this prospectus, it is not clear why you have provided tables projecting the use of proceeds up to 24 months from the date of the offering. Please tell us the consideration you gave to providing one Use of Proceeds table that shows your use of offering proceeds assuming the sale of 100%, 50% and 25% of the securities offered for sale by the registrant.

Dilution, page 19

4.   Please clarify that the dilution figures presented relate to shares sold under the primary offering and not the secondary offering.

Closing Comments

        You may contact Sandra Eisen, Staff Accountant, at (202) 551-3864, or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or, in his absence, Laura Nicholson, Senior Counsel, at (202) 551-3584, with any other questions.

                                                Sincerely,

                                                /s/H. Roger Schwall

                                                H. Roger Schwall
                                                Assistant Director

cc: Mr. Adam S. Tracy